PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

December 13, 2007	Via facsimile to (202) 772-9369

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0510

Re:	Comment letter dated November 29, 2007 concerning the Annual Report on Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended December 31, 2006, filed February 21, 2007; Definitive Proxy Statement on Schedule 14A, and Form 10-Q for the quarter ended September 30, 2007 File No. 1-1687

Dear Mr. Hartz:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response. In our responses below, the references to the inclusion of information in future filings are intended to indicate that we will begin with our Form 10-K for the year ending December 31, 2007 and our Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Shareholders.

Form 10-K for the year ended December 31, 2006

Business, page 11

1.	In the commodity chemicals business segment and glass business segment discussions on page 12, we note you compete with six other major producers of chlor-alkali products and six major producers of flat glass, six major producers of fabricated glass, and three major producers of fiber glass. In future filings, please identify these competitors.

Consistent with the Staff’s request, in future filings, we will identify the major producers of chlor-alkali products, producers of flat glass, producers of fabricated glass, and producers of fiber glass with whom we compete.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 13, 2007

Form 10-K for the Year Ended December 31, 2006

Business, page 11 (continued)

2.	In future filings, under “Raw Materials and Energy” on page 13, please include a discussion of the sources and availability of raw materials for the optical and specialty materials and commodity chemicals business segments.

Consistent with the Staff’s request, in future filings we will include a discussion of the sources and availability of raw materials for the optical and specialty materials and commodity chemicals business segments.

Executive Officers of the Company, page 17

3.	In future filings, for the listed executive officers, please disclose each person’s principal occupations and employment during the past five years and if any previous employer is affiliated with you. Additionally, for any person employed by you for less than five years, please briefly explain the nature of this person’s responsibilities in previous employment positions. See Item 401(e) of Regulation S-K.

The information concerning executive officers of the company disclosed in the Form 10-K for the year ended December 31, 2006 included a description of each officer’s employment during the past five years. However, in future filings, we will revise the information presented to include the time period during which each officer held each position so as to clarify that five years of information has in fact been provided. Further, for those executive officers who have been employed by PPG for less than five years, we will provide an explanation of their responsibilities in their previous employment positions.

Management’s Discussion and Analysis, page 19

Liquidity and Capital Resources, page 27

4.	In your table of significant contractual obligations on page 28, please include in future filings the following:

•

Interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 13, 2007

•

Contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

Consistent with the Staff’s request, in future filings we will include interest commitments under our interest-bearing debt in the table of significant contractual obligations included in the Liquidity and Capital Resources section of Management’s Discussion and Analysis. We will provide disclosure in a footnote to the table of significant contractual obligations to describe our assumptions concerning estimated variable rate interest payments. Additionally, we will include information concerning required contributions to our pension plans for at least the following year in the table of significant contractual obligations. We will include a footnote to the table that discusses the basis for inclusion of these obligations and explicitly states the periods for which no amounts have been included in the table.

5.	We note that the increase in sales of 8% between the year ended December 31, 2005 and the year ended December 31, 2006 is substantially less than the increase in receivables of 22% between those dates. Also, the ratio of receivables to quarterly revenue went up from 77% at March 31, 2006 to 83% at March 31, 2007. In future filings please quantify the receivables and inventory turnover ratios in MD&A and explain material variances, since both assets are material to your financial position and liquidity.

Consistent with the Staff’s request, in future filings we will disclose significant changes in receivables and inventories and explain material variances using appropriate performance metrics, including inventory turnover and days sales outstanding.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 27

6.	In future filings, please disclose the factors you consider when deciding to materially increase or decrease compensation to your executive officers.

Consistent with the Staff’s request, in future filings we will disclose the factors considered when deciding to materially increase or decrease compensation to our executive officers.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 13, 2007

7.	In future filings, under “Annual Incentive Awards” on page 29, please disclose and quantify all specific financial targets in the third paragraph.

Consistent with the Staff’s request, in future filings we will disclose specific financial targets for Company performance.

8.	In future filings, under “Stock Options” on page 31, please disclose how you determine the amount of stock options to issue to your executive officers.

Consistent with the Staff’s request, in future filings we will disclose how we determine the amount of stock options issued to our executive officers.

Form 10-Q for the period ended September 30, 2007

17. Commitments and Contingent Liabilities, page 20

9.	We note that your environmental remediation expenses were approximately 20% of your pre-tax income in 2006. We also note that expenditures are expected to range up to around 5% of annual cash flows from operations for the foreseeable future. We also note that in addition to the amounts reserved, you may be subject to additional losses up to $300 million. There is also a high level of uncertainty about the timing and amount of such costs. In future filings, please enhance your discussion to disclose more about the material components and significant assumptions, underlying your accruals. See SAB 5:Y, Interpretive Response to Question 2 for more information.

For example, the last paragraph beginning on page 28, would be more meaningful, at least with regard to the New Jersey sites, to quantify both the elements of the periodic charge and the accrual itself. This should be done consistent with the method in which you establish your estimates (excavation, insitu stabilization/solidification, transportation, disposal of soil, soil treatment, administration, legal, further feasibility, etc.). By doing so, this will greatly facilitate an understanding of, and narrative disclosures about, future charges and changes in estimates. Rather than simply disclosing the amount of environmental charges in your narrative, you should say what underlying facts and circumstance changed from the previous estimate, or what additional information caused the amount of the accrual to require change. Finally, the periodic charge should be analyzed into elements.

This same guidance would apply to any other site, or related group of sites, where it is reasonably possible that a material adverse loss may be incurred.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 13, 2007

Consistent with the Staff’s request, in future filings we will enhance our disclosure related to accruals of environmental remediation costs to disclose more information about the material components and significant assumptions underlying our accruals. This will include consideration of disclosing more information concerning the factors that cause changes in the estimated cost of environmental remediation. In this regard, we will consider the guidance provided in SAB 5:Y, Interpretive Response to Question 2.

In connection with responding to the Staff’s comments, PPG acknowledges that:

•	PPG’s management is responsible for the adequacy and accuracy of the disclosure in PPG’s filings with the Securities and Exchange Commission (“SEC”)

•

It is the Staff’s position that SEC Staff comments or changes to PPG’s disclosures in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to PPG’s filings with the SEC; and

•	It is the Staff’s position that PPG may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Sincerely yours,

/s/ William H. Hernandez
Senior Vice President, Finance

cc:	Jenn Do, SEC Staff Accountant

Jessica Kane

Jennifer Hardy